FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 4 October 2006 that Credit Suisse First Boston, through its subsidiaries listed below, had a notifiable interest as at 2 October 2006 in 346,189,817 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3% of the ordinary shares in issue.

A copy of the letter of notification is quoted below.

N S Black

Assistant Secretary

HSBC Holdings plc


Letter to HSBC Holdings plc dated 4 October 2006 from Rob Daborn, Vice President
- Legal and Compliance, Credit Suisse Securities (Europe) Limited


"Dear Sirs,

HSBC Holdings plc ("The Company")

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 02 October 2006 following acquisitions, the Credit Suisse ("CS") companies listed below (together the "CS companies") hold the following interests in the issued share capital of the Company:

 1. Credit Suisse Securities (Europe) Limited ("CSSEL") 19,485,380 shares. CSSEL held an interest in 3,969,021 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

 2. Credit Suisse International ("CSi") 184,792,538 shares.

 3. Credit Suisse Securities (USA) LLC  ("CSSLLC") 69,095 shares

 4. Credit Suisse Investment Banking Division ("CSIBD")  87,300 shares

 5. Credit Suisse (Hong Kong) Limited ("CSHK") 141,755,504 shares

The CS companies now hold a total interest of 346,189,817 shares being equivalent to approximately 3 % of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL, CSi, CSSLLC, CSIBD and CSHK are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL, CSi, CSSLLC, CSIBD, and CSHK are interested.

Yours faithfully,

Rob Daborn

Vice President - Legal and Compliance"



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  5 October 2006